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June 24, 2014	TSX: TMM, NYSE MKT: TGD

NEWS RELEASE

Timmins Gold Files Management Information Circular for Annual and Special Meeting

• Urges shareholders to vote the WHITE proxy to continue Timmins Gold’s superior performance
• Cautions shareholders against Sentry’s vague promises and attempt to take control without offering a premium

Vancouver, BC – Timmins Gold Corp. (TSX: TMM, NYSE.MKT: TGD) (“Timmins Gold” or the “Company”) announced today that it has filed and is mailing a Management Information Circular and an accompanying Letter to Shareholders in respect of the contested annual and special meeting of shareholders scheduled for July 31, 2014.

As previously disclosed, the Timmins Gold Nominees include four new, highly-qualified mining industry professionals who will stand for election alongside three incumbent directors to form an independent seven-person Board. The new nominees were selected as part of a rigorous Board renewal process by a Special Committee of independent directors. The Special Committee was formed to oversee the Company’s response to a dissident campaign launched by Sentry Investments Inc.

“We urge shareholders to vote for our highly-qualified nominees and reject dissident Sentry Investments Inc., which is trying to gain control of the Board and indirectly, of the Company,” said Paula Rogers, chair of a Special Committee of independent directors. “Sentry provides no premium for control, no business plan, no strategy and no management team.”

“The Board and the new nominees believe that the Board renewal process achieves many of the objectives sought by the dissident that are also of benefit to all shareholders” said Ms. Rogers. “Moreover, the renewed Board will preserve the knowledge and experience of Timmins Gold’s operational and corporate management as well as the trust of local communities, if the Timmins Gold Nominees are elected. This knowledge, experience and trust will be lost if a dissident board is elected.”

Reasons to vote for the Timmins Gold Nominees

Shareholders are urged to carefully read the Management Information Circular and the Letter to Shareholders, which set out the reasons to vote FOR the Timmins Gold Nominees, including:

  Strong share price performance
  Strong operational performance
  Proven Board, management team and strategy
  Enhanced governance with independent Board and adoption of majority voting policy
  Measured pursuit of growth opportunities that deliver shareholder value and the reasons to WITHHOLD votes from Sentry’s nominees, including:

  No articulated business plan, strategy or management team
  No compromise and false assertions
  Control with no premium paid
  Refusal to have nominees assessed

“Our enhanced team of nominees collectively has more than 170 years of relevant experience and will work to build value for all shareholders” said Ms. Rogers. “If elected, we will continue to execute on and evaluate Timmins Gold’s proven business strategy, which has delivered superior performance and shareholder return.”

“Sentry has not made a compelling case for a wholesale change to the Board,” continued Ms. Rogers “Timmins Gold’s superior performance and shareholder return could be at risk if Sentry and its nominees take control.”

Strategic review process

While the Company will continue to execute on its strategy that has delivered superior shareholder returns, the Company has initiated a strategic review process to:

  conduct a critical analysis of the Company’s existing strategy, business plan, market valuation, and capital structure;
  review and identify key market and industry trends, opportunities and challenges;
  explore and evaluate various alternatives to enhance shareholder value which may be available to the Company.

The strategic review process will be overseen by the Special Committee of independent directors, which will be re-constituted with independent members of the new Board of Directors following the election.

Vote the WHITE proxy FOR the Timmins Gold Nominees

The Special Committee, the Board of Directors and management unanimously recommend and urge shareholders to vote FOR the Timmins Gold Nominees on the WHITE proxy, to ensure the continued execution of the Company’s proven business plan that has provided a 440% shareholder return since our initial public offering in 2006 and an 83% total return over the past six months.

Shareholders should vote the WHITE proxy to prevent Sentry from taking control of the Board without paying a premium for such control and without disclosing a plan or strategy. Shareholders should vote the WHITE proxy well in advance of the voting deadline of 10:00 am (Vancouver time) on July 29, 2014.

The Management Information Circular and accompanying Letter to Shareholders is available under the Company’s profile at www.sedar.com and on the Company’s website at www.timminsgold.com.

The full text of the Letter to Shareholders follows:

Dear Fellow Shareholder:

You have an important choice to make about the future of your Company, one that could significantly impact the value of your investment in Timmins Gold.

At the shareholders meeting on July 31, we urge you to elect the Timmins Gold Nominees to lead your Company’s future growth. REJECT the dissident nominees. They have no strategy and no management team. They offer only an uncertain future.

The seven Timmins Gold Nominees, of whom six are independent, have more than 170 years of combined mining and related business experience. The Timmins Gold Nominees have proven track records and the expertise and skills to meet the needs of your Company.

Each of the Timmins Gold Nominees shares our commitment to building long-term value for all shareholders. If elected, they intend to continue to evaluate and execute on the Company’s proven business strategy that has provided a 440% shareholder return since the initial public offering in 2006 and has increased year-over-year production by 154% since 2010.

The Timmins Gold Nominees include four new experienced and independent nominees who will bring unequalled technical, operational, financial and market expertise to our Board. These are the very best candidates identified through a rigorous Board renewal process undertaken by the Special Committee of independent directors formed to oversee the Company’s response to the dissident campaign by Sentry Investments Inc.

As part of the Board renewal process, the Special Committee:

  took into account Sentry’s expressed concerns;
  engaged an independent legal advisor and Korn Ferry International, the leading international executive search firm;
  received input from some of the Company’s largest shareholders; and
  received input from RBC Capital Markets, which Timmins Gold has engaged as its financial advisor.

The Board and the new nominees believe that the Board renewal process achieves many of the objectives sought by the dissident that are also of benefit to all shareholders. Moreover, the renewed Board will preserve the knowledge and experience of Timmins Gold’s operational and corporate management as well as the trust of local communities, if the Timmins Gold Nominees are elected. This knowledge, experience and trust will be lost if a dissident board is elected.

Your vote FOR the Timmins Gold Nominees is a vote:

FOR continued superior execution on a strategy that delivers results

The choice is clear. VOTE FOR the Timmins Gold Nominees, an expert, independent board who will oversee a management team with proven operating results. A vote for the Timmins Gold Nominees is a vote for continued superior execution on our strategy that has already delivered a 440% shareholder return since the initial public offering in 2006.

Under the leadership of our Board and management team, Timmins Gold has flourished and continues to generate significant cash flow despite challenging economic conditions and weak gold prices. Your Company has consistently outperformed its peers and the change in the spot price of gold as shown below:

Time period	Spot Gold	Average of Peers	Timmins Gold
Since 2006 IPO	114%	7% (1)	440%
Last five years	41%	138% (2)	215%
Last two years	-18%	-22% (2)	2%
Last six months	9%	44% (2)	83%

(1)

Alamos Gold Inc., AuRico Gold Inc., Endeavour Silver Corp, Fortuna Silver Mines Inc., Kirkland Lake Gold Inc., Lake Shore Gold Corp, Luna Gold Corp, San Gold Corporation, Silvercrest Mines Inc., St. Andrews Goldfields Ltd., Troy Resources Limited.

(2)

Alamos Gold Inc., Argonaut Gold Inc., Allied Nevada Gold Corp, AuRico Gold Inc., B2Gold Corp, Endeavour Silver Corp, Fortuna Silver Mines Inc., Kirkland Lake Gold Inc., Lake Shore Gold Corp, Luna Gold Corp, McEwen Mining Inc., Primero Mining Corp, Rio Alto Mining Limited, San Gold Corporation, Silvercrest Mines Inc., St. Andrews Goldfields Ltd., Troy Resources Limited.

Your Company has also won the confidence of the investment community. Of the 14 investment banks that actively publish research on Timmins Gold, nine have given us superior ratings recommendations (buy or outperform). Here is a sampling of the positive comments from analyst reports after our first quarter results announcement on April 29, 2014:

  “This was another solid, free cash flow positive quarter for Timmins” (TD Securities Inc.)
  “Smooth operations, well-cashed balance sheet” (Cowen and Co.)
  Timmins Gold is “one of the few companies producing positive free cash flow at current gold prices” (Dundee Capital Markets)
  “Timmins is a solid operating group doing what it said it was going to do, exceeding expectations the first part of the year and operating in a very safe part of the world” (GMP Securities L.P.)

Moreover, Timmins Gold has initiated a strategic review process. While the Company will continue to execute on its strategy that has delivered superior shareholder returns, the strategic review process will enable the Company to:

  conduct a critical analysis of the Company’s existing strategy, business plan, market valuation, and capital structure;
  review and identify key market and industry trends, opportunities and challenges;

  explore and evaluate various alternatives to enhance shareholder value which may be available to the Company.

The strategic review process will be overseen by the Special Committee of independent directors, which will be re-constituted with independent members of the new Board of Directors following the election.

FOR a management team whose interests are aligned with all shareholders’ interests

We believe a key reason for our continued success is the strong alignment of interests between management and our shareholders. Our CEO and our President are among our top ten shareholders, with a significant combined ownership of 3.3% of the issued and outstanding shares. Accordingly, the interests of management are fully aligned with those of all shareholders and their decisions are made with a view to building long-term shareholder value.

FOR an enhanced, independent Board that is responsive to shareholders

Corporate governance is important to us, which is why developing the Company’s approach to corporate governance is a continual process that is built into our Board mandate. Prior to this year, through a continual and measured Board renewal process, we added four new independent directors in the past three and a half years, including a new independent director as recently as December 2013.

As discussed in more detail in the accompanying management information circular, for this year’s election we identified and recruited four new, independent Timmins Gold Nominees through our Board renewal process. They, along with the three nominees who are already directors, are all highly qualified candidates, with the most appropriate experience, expertise and skills, to lead and oversee your Company’s continued growth.

Each of the Timmins Gold Nominees brings a track record in the successful development, operating and oversight of mining companies and/or technical, financial and capital markets expertise. Only one of our nominees, our CEO Mr. Bragagnolo, is part of our executive team. All of the other six nominees are independent. See the accompanying management information circular for additional biographical information on the Timmins Gold Nominees.

The Board renewal process was undertaken, in part, in response to feedback from our shareholders. While Sentry and its dissident nominees declined our invitation to participate, the Board renewal has taken Sentry’s expressed concerns into account.

WITHHOLD your vote from the dissident nominees

The intentions of the dissident, Sentry, are unclear and the future with a dissident board is uncertain.

  No articulated business plan, strategy or management team – The dissident has provided no plan to improve upon the Company’s already strong performance or create additional shareholder value. Despite its criticisms of management, Sentry has not proposed a new management team.

  No compromise and false assertions – While the Company has been open to engaging in constructive dialogue with a view to addressing Sentry’s concerns, including a proposal to add Sentry nominees to the Board, Sentry has refused to engage in meaningful dialogue. Sentry also falsely asserted, among other things, that the Board has rebuffed potential acquirers.

  Control with no premium paid – If elected, Sentry’s six dissident nominees will represent 86% of the Board. This means that Sentry, with 17% of the shares, will have effective control of the Board and, indirectly, of your Company, and will have paid no premium for such control.

  Refusal to have nominees assessed – We invited the dissident nominees to participate in the Board renewal process so that the independent Special Committee, with assistance from Korn Ferry International, could evaluate the dissident nominees’ suitability along with all other candidates. Sentry refused to have its dissident nominees participate in the process.

With your Company’s track record of superior performance, a proven strategy and management team that has delivered strong shareholder returns and, if the Timmins Gold Nominees are elected, an enhanced, independent Board, we do not believe that Sentry has made a compelling case for a change of control of the Board. Please see Reasons to Reject Sentry’s Dissident Nominees in the accompanying management information circular for more information.

The choice is clear, vote your WHITE form of proxy TODAY

It is very important for you to VOTE TODAY to protect the value of your investment in your Company. Vote FOR the Timmins Gold Nominees on the WHITE form of proxy and disregard the materials you receive from Sentry.

You are invested in a company that has delivered a 440% shareholder return since its initial public offering, under the leadership of a Board and management team with a proven track record of superior execution on a proven strategy and whose interests are aligned with those of all shareholders.

Sentry, a 17% shareholder, is attempting to take effective control of your Company without paying a premium for such control. Sentry has not offered a compelling case for change or articulated a clear strategy for the Company that would create greater shareholder value.

Act now to protect the value of your investment in Timmins Gold. Support the continuation of Timmins Gold’s sound and successful business strategy. Please use the WHITE form of proxy today to vote FOR the Timmins Gold Nominees.

We appreciate your continued support.

On behalf of the Board of Directors,

“Paula Rogers”

Paula Rogers
Chair of the Independent Special Committee

Contacts:
Timmins Gold Corp.
Alex Tsakumis
Vice President, Corporate Development
604-682-4002
alex@timminsgold.com
www.timminsgold.com

For Media
Longview Communications Inc.
Alan Bayless
604-694-6035
abayless@longviewcomms.ca

For assistance with voting, shareholders can contact Timmins Gold’s Proxy Solicitor:

Laurel Hill Advisory Group
by phone at 1-877-452-7184 (Toll-Free in North America)
or 1-416-304-0211 (Collect)
or by email at assistance@laurelhill.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management's expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events, future operations, organic growth, mergers and acquisitions and the appointment of new directors.

In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans, "anticipates", believes", "estimates", "predicts", "potential", or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.